UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

North American Galvanizing & Coatings, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

65686Y109

(CUSIP Number)

Dana L. Perry

Vice President, Chief Financial Officer

AZZ incorporated

One Museum Place, Suite 500

3100 West 7th Street

Fort Worth, Texas 76107

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Benton Cantey, Esq.

Kelly Hart & Hallman LLP

201 Main Street, Suite 2500

Fort Worth, Texas 76102

Telephone: (817) 878-3559

June 14, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. AZZ incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,112,891 (See Item 5)
	(8)	Shared voting power N/A)
	(9)	Sole dispositive power 14,112,891 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,112,891 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Arbor-Crowley, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,112,891 (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 14,112,891 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,112,891 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Big Kettle Merger Sub, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,112,891 (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 14,112,891 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,112,891 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84% (See Item 5)
(14)	Type of reporting person (see instructions) CO

This Amendment No. 2 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on June 24, 2010 by AZZ incorporated, a Texas corporation, and the Reporting Persons (as defined below), with respect to the common stock, par value $0.10 (the “Common Stock”) of North American Galvanizing & Coatings, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used by not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on June 24, 2010.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 is hereby deleted in its entirety and restated as follows:

As more fully described in Item 4 hereof, AZZ, Big Kettle and NGA entered into an Agreement and Plan of Merger, dated as of March 31, 2010 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Pursuant to the Merger Agreement, on May 7, 2010, Big Kettle commenced a cash tender offer (the “Offer”) for all outstanding Shares of NGA at a price of $7.50 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2010 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by AZZ and Big Kettle with the Securities and Exchange Commission (the “Commission”) on May 7, 2010, as amended from time to time.

The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010. Based on the information provided by the depositary, a total of approximately 12,962,287 Shares were validly tendered and not withdrawn. The Shares tendered in the Offer, together with the Shares purchased by Big Kettle on June 25, 2010 (as described below), represent approximately 84% of NGA’s issued and outstanding Shares. All Shares that were validly tendered in the Offer and not withdrawn were accepted for payment on June 14, 2010. Big Kettle promptly paid for such Shares at the Offer Price.

Effective as of June 25, 2010, Big Kettle exercised its option to purchase certain Shares under the Stockholders Agreement (as defined below under Item 5). The exercise of this option resulted in Big Kettle acquiring ownership of an additional approximately 982,605 Shares, consisting of Shares that constituted restricted stock and Shares that were held subject to NGA’s Director Stock Unit Program. The Stockholders Agreement also provided Big Kettle with an option to purchase the Shares underlying the options to purchase Shares (“Options”) held by the parties to the Stockholders Agreement. On June 25, 2010, Big Kettle caused a cash payment to be made to these persons in an amount equal to the difference between the per Share exercise price of these Options and $7.50 times the number of Shares subject to these Options, but (to minimize administrative expense given the certainty of the consummation of the Merger (as defined below in Item 4)) Big Kettle waived its right to have NGA issue the Shares underlying these Options to Big Kettle. In an effort to minimize administrative expense, Big Kettle authorized and directed NGA to directly pay this purchase price with respect to such exchange.

In addition, Big Kettle provided any holders of Shares constituting restricted stock who were not parties to the Stockholders Agreement with an opportunity to exchange such Shares directly for the Merger Consideration (through execution of a stock power for the benefit of Big Kettle). Such holders were not required to exchange such Shares in this manner and had the opportunity to elect to either so exchange such Shares or to exchange such Shares for the Offer Price following the Merger. Effective as of June 25, 2010, approximately 167,999 Shares were exchanged in this manner. In an effort to minimize administrative expense, Big Kettle authorized and directed NGA to directly pay the purchase price with respect to such exchange.

The Reporting Persons estimate that the total cost to consummate the Offer and effect the purchase of Shares described above was approximately $105.8 million, which value does not include the acquisition of Shares that will be cancelled and exchanged for the Offer Price in the Merger. AZZ and Arbor-Crowley provided Big Kettle with sufficient funds to satisfy these obligations, using funds from AZZ’s available working capital and its existing credit facility with Bank of America, N.A. In addition, in an effort to minimize administrative expense (e.g., the cost of calculating employee withholding obligations), Big Kettle has authorized and directed NGA to directly make certain payments with respect to such purchases, and NGA has obtained funds for such payments from NGA’s available working capital. All information contained in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and restated as follows:

(a) and (b) Big Kettle is the direct record owner of, and has the power to vote and to dispose or direct the disposition of, 14,112,891 Shares. Because Big Kettle is a wholly-owned subsidiary of Arbor-Crowley and Arbor-Crowley is a wholly-owned subsidiary of AZZ, AZZ and Arbor-Crowley are both beneficial owners of 14,112,891 Shares. The Shares beneficially owned by AZZ, Arbor-Crowley and Big Kettle constitute approximately 84% of the Shares outstanding as of June 25, 2010. Each Scheduled Person disclaims beneficial ownership over any Shares that may be attributed to him as a result of his affiliation with AZZ, Arbor-Crowley or Big Kettle, and none of the Scheduled Persons otherwise holds beneficial ownership over any Shares.

(c) The information set forth under Items 3 and 4 of this Statement is incorporated herein by reference. On June 14, 2010, Big Kettle accepted for payment 12,962,287 Shares that were validly tendered and not withdrawn in the Offer.

On March 31, 2010, AZZ and Big Kettle entered into a Stockholders Agreement with certain stockholders of NGA (the “Stockholders Agreement”), pursuant to which such stockholders agreed to tender in the Offer certain Shares owned by such stockholders and agreed to grant Big Kettle an option to purchase Shares that are issuable upon exercise of options held by such stockholders, that are held in trust for the benefit of such stockholders pursuant to NGA’s Director Stock Unit Program or that constitute restricted shares held by such stockholders (to the extent that such restricted shares are not tendered in the Offer). The option to purchase contained in the Stockholders Agreement was contingent upon Big Kettle’s acceptance for payment of Shares in the Offer, and, upon the acceptance for payment of the 12,962,287 Shares that were validly tendered and not withdrawn in the Offer, such option vested. On June 25, 2010, Big Kettle purchased approximately 982,605 Shares pursuant to the Stockholders Agreement

In addition, on June 25, 2010, Big Kettle purchased approximately 167,999 Shares, which constituted restricted stock, from persons who were not party to the Stockholders Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AZZ INCORPORATED

By /s/ Dana L. Perry

____________________________________

Name: Dana L. Perry

Title: Senior Vice President for Finance and Chief Financial Officer

ARBOR-CROWLEY, INC.

By /s/ Dana L. Perry

____________________________________

Name: Dana L. Perry

Title: Vice President

BIG KETTLE MERGER SUB, INC.

By /s/ Dana L. Perry

____________________________________

Name: Dana L. Perry

Title: Vice President

Dated: July 5, 2010